SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 0-4957

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Educational Development Corporation Employee 401(k) Plan
10302 East 55th Place
Tulsa Oklahoma 74146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Educational Development Corporation
10302 East 55th Place
Tulsa Oklahoma 74146
(918) 622-4522

REQUIRED INFORMATION

Item 4. Plan financial statements and schedules for the year ended February 29, 2004 have been prepared in accordance with the financial reporting requirements of ERISA.

PAGE NUMBER
IN THIS REPORT
Statements of Net Assets Available for Benefits as of February 29, 2004 and February 28, 2003	F-1
Statement of Changes in Net Assets Available for Benefits for the year ended February 29, 2004	F-2

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Educational Development Corporation Employee 401(k) Plan
By:	/s/ Randall W. White
Randall W. White, Trustee

Educational Development Corporation
Employee 401(k) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF FEBRUARY 29, 2004

	2004	2003
INVESTMENTS
Participant directed, at fair value -
Employer common stock	$1,670,729	$1,167,032
Mutual funds	317,025	278,750

Total investments	$1,987,754	$1,445,782

F-1

Educational Development Corporation
Employee 401(k) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED FEBRUARY 29, 2004

Dividends and interest	$15,924

Contributions by:
Employees	129,845
Employer	64,922
Rollover	10,838

Total contributions	205,605

Total additions	221,529
Less:
Distributions to former participants	192,730
Forfeitures	33,885

226,615

Net decrease before realized gains and losses	(5,086)
Net realized and unrealized investment gains and (losses)	548,399
Plan expenses	(1,341)

Net increase in net assets	541,972
Net assets available for benefits, beginning of year	1,445,782

Net assets available for benefits, end of year	$1,987,754

F-2